Exhibit 14.1

Principal Executive and Senior Financial Officers Code of Ethics

1.	Covered Officers/Purpose of the Code. This Code of Ethics (the “Code”) for AMERGENT HOSPITALITY GROUP INC. (the “Company”) applies to the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer (the “Covered Officers”) and those performing similar functions, for the purpose of promoting:

●	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (“SEC”), and in other public communications made by the Company;

●	compliance with applicable laws and governmental rules and regulations;

●	prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and

●	accountability for adherence to the Code.

Each Covered Officer should adhere to a high standard of business ethics and should be sensitive to situations that may give rise to actual as well as apparent conflicts of interest.

2.	Administration of the Code. The Code shall be administered by the Chief Financial Officer (the “Code Officer”). In the absence of the Code Officer, his or her designee shall serve as the Code Officer, but only on a temporary basis.

3.	Actual and Apparent Conflicts of Interest. Overview. A “conflict of interest” occurs when a Covered Officer’s private interest interferes with the interests of, or his/her service to, the Company. For example, a conflict of interest would arise if a Covered Officer, or a family member, receives improper personal benefits as a result of the Covered Officer’s position with the Company.

The following list provides examples of conflicts of interest under the Code, but these examples are not exhaustive. The overarching principle is that the personal interest of a Covered Officer should not be placed improperly before the interest of the Company.

Each Covered Officer must:

●	not use personal influence or personal relationships improperly to influence investment decisions or financial reporting by the Company particularly where the Covered Officer or a family member would benefit personally to the detriment of the Company;

●	not cause the Company to take action, or fail to take action, for the personal benefit of the Covered Officer or a family member rather than the benefit of the Company;

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●	not retaliate against any other Officer or any employee of the Company or their affiliated persons for reports of potential violations that are made in good faith; and

●	not use material non-public knowledge of portfolio transactions made or contemplated by the Company to trade personally or cause others to trade personally in contemplation of the market effect of such transactions.

There are some potential conflict of interest situations that must be approved by the Code Officer, after consultation with legal counsel. Those situations include, but are not limited to:

●	service as director on the board of any public for-profit company; and

●	any ownership interest in, or any consulting or employment relationship with, any supplier, vendor or customer of the Company.

There are some potential conflict of interest situations that should be discussed with the Code Officer, if material. Those situations include, but are not limited to:

●	receipt of any gift of more than nominal value, a cash payment in any amount, a preferred personal investment opportunity, or other thing of more than de minimis value from any person or entity that does business, or is seeking to do business with the Company; and

●	receipt of any entertainment from any company with which the Company has current or prospective business dealings, unless such entertainment is business-related, reasonable in cost, appropriate as to time and place, and not so frequent as to raise any question of impropriety.

It is not the intent of this Code to prohibit the ordinary courtesies of business life, such as token gifts or modest entertainment incidental to a business relationship.

4.	Disclosure and Compliance. Each Covered Officer should:

●	be familiar with the laws and regulations generally applicable to the Company;

●	not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the directors and auditors, whether internal or external, and to governmental regulators and self-regulatory organizations;

●	to the extent appropriate within his/her area of responsibility, consult with other officers and employees of the Company with the goal of promoting full, fair, accurate, timely and understandable disclosure in the reports and documents filed with, or submitted to, the SEC or other governmental authorities and in other public communications made by the Company; and

●	promote compliance with the standards and restrictions imposed by applicable laws, rules and regulations.

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5.	Reporting and Accountability. Each Covered Officer must:

●	upon adoption of the Code (or after becoming a Covered Officer), affirm in writing to the Board that he/she has received, read and understands the Code;

●	annually thereafter affirm to the Board compliance with the requirements of the Code;

●	notify the Code Officer promptly if he/she knows of any violation of this Code; and

●	respond to the director and officer questionnaires circulated periodically in connection with the preparation of disclosure documents for the Company.

The Code Officer shall maintain records of all activities related to this Code.

The Company will follow these procedures in investigating and enforcing this Code:

●	The Code Officer will take all appropriate action to investigate any potential violations reported to him/her;

●	If, after such investigation, the Code Officer believes that no violation has occurred, no further action is required;

●	Any matter that the Code Officer believes is a violation will be reported to the Audit Committee;

●	If the Audit Committee concurs that a violation has occurred, it will inform and make a recommendation to the Board, which will consider appropriate action, which may include review of, and appropriate modifications to, applicable policies and procedures; notification to the Chief Executive Officer; or a recommendation to dismiss the Covered Officer;

●	The Audit Committee will be responsible for approving waivers in its sole discretion; and

●	Any changes to or waivers of this Code will, to the extent required, be disclosed as provided by SEC rules.

6.	Other Procedures. This Code shall be the sole code of ethics adopted by the Company for the purposes of Section 406 of the Sarbanes-Oxley Act and the rules and forms applicable to companies subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act of 1934 thereunder. Insofar as other polices or procedures govern or purport to govern the behavior or activities of the Covered Officers who are subject to this Code, they are superseded by this Code to the extent that they overlap or conflict with the provisions of this Code.

7.	Amendments. Any amendment to this Code must be approved or ratified by the Board.

8.	Confidentiality. All reports and records prepared or maintained pursuant to this Code will be considered confidential and shall be maintained and protected accordingly. Except as otherwise required by law or this Code, such matters shall not be disclosed to anyone other than the Board, the Covered Officers, the Code Officer, outside audit firms and legal.

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